March 31, 2025

John O   Hara
Chief Financial Officer
SEALSQ Corp
Craigmuir Chambers, Road Town
Tortola, British Virgin Islands 1110

        Re: SEALSQ Corp
            Registration Statement on Form F-3
            Filed March 25, 2025
            File No. 333-286098
Dear John O   Hara:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Kristin Baldwin at 202-551-7172 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
Manufacturing